                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of November 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2004

     On November 11, 2003, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant's financial condition and results of operations for the first half of the fiscal year ending March 31, 2004. Attached is a copy of a press release dated November 11, 2003 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2004. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of registrant's three wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (the "Subsidiaries") were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first half of the fiscal year ending March 31, 2004 in the attached press release is unaudited. The attached press release was issued for immediate release. The registrant is going to announce separately details of the financial information for the first half of the fiscal year ending March 31, 2004 of the registrant and the Subsidiaries, including notes thereto, in the near future. It also plans to file such future announcement promptly thereafter under separate cover of Form 6-K with the Securities and Exchange Commission.

     The earning projections by the registrant and the Subsidiaries for the fiscal year ending March 31, 2004 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and Subsidiaries' actual results to differ materially from those set forth in the attachment.

     Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new businesses.

     No assurance can be given that the registrant and Subsidiaries' actual results will not vary significantly from the projected earnings.

     The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: November 11, 2003

Consolidated Semi-annual Financial Results Release             November 11, 2003
For the Six Months Ended September 30, 2003                          [U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Address of principal executive office: Tokyo, Japan
(URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581
Date of meeting of the board of directors for approval of consolidated financial statements: November 11, 2003
Adoption of U.S. GAAP: Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2003 (April 1, 2003 - September 30, 2003)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

                                                                                 (Millions of yen, except per share amounts)
                                                                                                      Income before
                                               Operating Revenues          Operating Income           Income Taxes
                                               ------------------          ----------------        -------------------
   Six months ended September 30, 2003          5,412,424    0.8%           836,645    1.6%         842,662       9.5%
   Six months ended September 30, 2002          5,367,491   (1.7%)          823,251  143.0%         769,288     208.1%
   Year ended March 31, 2003                   10,923,146                 1,363,557               1,405,025


                                                                                                      Diluted
                                                                              Earnings                Earnings
                                                   Net Income                 per Share               per Share
                                               -----------------           ---------------         --------------
   Six months ended September 30, 2003            383,573  ( - )           24,075.17 (yen)             -  (yen)
   Six months ended September 30, 2002             33,156  ( - )            2,055.01 (yen)             -  (yen)
   Year ended March 31, 2003                      233,358                  14,549.03 (yen)             -  (yen)


Notes: 1. Equity in earnings (losses) of affiliated companies:
            For the six months ended September 30, 2003:       (829) million yen
            For the six months ended September 30, 2002:   (309,873) million yen
            For the year ended March 31, 2003:             (329,536) million yen
       2. Weighted average number of shares outstanding (consolidated):
            For the six months ended September 30, 2003:       15,932,306 shares
            For the six months ended September 30, 2002:       16,134,230 shares
            For the year ended March 31, 2003:                 16,039,415 shares
       3. Change in accounting policy: Yes (Adoption of new accounting standard)
       4. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Consolidated Financial Position

                                                                                  (Millions of yen, except per share amounts)
                                                                                  Equity Ratio
                                                                                    (Ratio of
                                                                                   Shareholders'
                                                                                      Equity                 Shareholders'
                                                          Shareholders'              to Total                 Equity per
                                   Total Assets              Equity                   Assets)                   Share
                                   ------------           -------------           --------------             -------------
     September 30, 2003             19,548,916              6,015,130                   30.8%               377,547.66  (yen)
     September 30, 2002             19,757,164              5,843,158                   29.6%               362,164.48  (yen)
     March 31, 2003                 19,783,600              5,637,595                   28.5%               353,843.88  (yen)


Note:  Number of shares outstanding at end of period (consolidated):

                                   September 30, 2003:        15,932,108 shares
                                   September 30, 2002:        16,133,990 shares
                                   March 31, 2003:            15,932,436 shares

(3) Consolidated Cash Flows

                                                                                                              (Millions of yen)
                                                Cash flows            Cash flows           Cash flows           Cash and Cash
                                                   from                  from                 from              Equivalents
                                                Operating             Investing            Financing             at End of
                                                Activities            Activities           Activities             Period
                                                ----------            ----------           ----------         ----------------
 Six months ended September 30, 2003            1,504,372               (992,364)            (363,545)           1,461,462
 Six months ended September 30, 2002              603,864             (1,068,044)             341,463            1,198,317
 Year ended March 31, 2003                      2,438,516             (1,987,017)            (454,170)           1,313,066

                                      -1-

(4) Number of Consolidated Subsidiaries and Affiliated Companies Accounted for Using the Equity Method

   The number of consolidated subsidiaries:                                          354
   The number of unconsolidated subsidiaries accounted for using the equity method:   70
   The number of affiliated companies accounted for using the equity method:         100

(5)  Changes of Reporting Entities
        The number of consolidated subsidiaries added:                     34
        The number of consolidated subsidiaries removed:                   14
        The number of companies on the equity method added:                20
        The number of companies on the equity method removed:              76

2. Consolidated Financial Results Forecasts for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

                                                  (Millions of yen)
                                    -------------------------------
                                                  Income
                                                  before
                                      Operating   Income     Net
                                      Revenues    Taxes     Income
                                    ------------ ---------  -------
       Year ending March 31, 2004   11,040,000   1,412,000  582,000


(Reference) Expected earnings per share (Fiscal year ending March 31, 2004):
            36,803.34 yen

            Calculated taking into consideration the repurchase of treasury stock by October 31, 2003 (118,524 shares).

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

                      1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications services, long-distance and international communications services, mobile communications services, and data communications services.

The business of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo) and NTT DATA Corporation (NTT DATA), two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1)  Regional Communications Businesses

The principal elements in these businesses are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications businesses are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT-X, Inc., NTT-ME CORPORATION, Plala Networks Inc., NTT VIETNAM CORPORATION, NTT Finance (U.K.) Limited., NTT Directory Services Co., NTT BizLink, Inc., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT Solco Corporation, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT TELECA CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC., AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, NTT HOKKAIDO TELEMART CORPORATION, and 109 other companies.

(2)  Long-Distance and International Communications Businesses

The principal elements in these businesses are inter-prefectural communications services, international communications services, and related ancillary services pertaining to international communications services.

The consolidated subsidiaries in the long-distance and international communications businesses are NTT COMMUNICATIONS CORPORATION, NTT USA, Inc., Verio Inc., NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT (HONG KONG) LIMITED, NTTA&T Investment, Inc., NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, Verio UK Limited, NTT MSC SDN. BHD., NTT AUSTRALIA IP PTY. LTD, NTT COM ASIA LIMITED, NTTPC Communications Incorporated., NTT SINGAPORE PTE. LTD., Milletechno, Inc., NTT WORLD ENGINEERING MARINE CORPORATION, NTT KOREA Co., Ltd., NTT Taiwan Ltd., DREAM NET Corporation, NTT do Brasil Telecomunicacoes Ltda., NTT NaviSpace Corporation, and 28 other companies.

(3)  Mobile Communications Businesses

The principal elements in these businesses are mobile telephone services, PHS services, quick-cast businesses, and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and 21 other companies.

(4)  Data Communications Businesses

The principal elements in these businesses are systems integration services and network system services.

The consolidated subsidiaries in the data communications businesses are NTT DATA CORPORATION, NTT DATA System Technologies Inc., NTT DATA System Service Corporation, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 36 other companies.

(5)  Other Businesses

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)

Other consolidated subsidiaries of NTT are NTT Broadband Initiative Inc., NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT FACILITIES INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Co.,Ltd., NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING INC, NTT FINANCE JAPAN CO., LTD., NTT BUSINESS ASSOCIE TOKYO Co.,Ltd., and 81 other companies.

Note
NTT TELECA CORPORATION changed its name to NTT CARD SOLUTION CORP. and inherited all of the business run by U-CARD INC. as of October 1, 2003.

Group organizational chart appears on the following page.


                                                 ORGANIZATIONAL CHART OF THE NTT GROUP

------------------------------------------------------------------------------------------------------------------------------------
                                                              Customer
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------    --------------------------------   -------------------------------    ---------------------------
Regional Communications            Long-Distance and International    Mobile Communications              Data Communication
Businesses                         Communications Businesses          Businesses                         Businesses
  NTT East                           NTT Communications                 NTT DoCoMo                         NTT DATA
  NTT West                           8 international companies          8 regional DoCoMo companies
-------------------------------    --------------------------------   -------------------------------    ---------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------    --------------------------------   -------------------------------    ---------------------------
Regional Communications Support    Long-Distance and International    Mobile Communications Support      Data Communications
Group                              Communications Support Group       Group                              Support Group
.. Engineering Businesses           . Internet Related Businesses        DoCoMo Service                   . System Integration
  NTT-ME Tokyo Corporation           NTTPC Communications               DoCoMo Engineering                 Services
  NTT Neomeit Kansai Corporation     DREAM NET Corporation              DoCoMo Mobile                      NTT DATA System
  NTT Infrastructure Network         NTT NaviSpace Corporation          DoCoMo Support                     Technologies
  Corporation                        and others                         DoCoMo Systems                     NTT DATA System Service
  AIREC Engineering Corporation    . Others                             DoCoMo Sentsu                      and others
  and others                         NTT USA, Inc.                      DoCoMo Technology                . Network System Services
.. Telephone Directory Businesses     Verio Inc.                         and others                         NTT DATA Financial
  NTT Directory Services             NTT World Engineering Marine                                          and others
  NTT Business Information           and others                                                          . Others
  Service and others                                                                                       NTT DATA Tokyo SMS and
.. Telemarketing Businesses                                                                                 others
  NTT Solco Corporation
  NTT Hokkaido Telemart            --------------------------------   -------------------------------    ---------------------------
.. Internet Related Businesses
  Plala Networks
.. Customer Service Businesses
  NTT Service Tokyo Corporation
  NTT Marketing Act Kansai
  Corporation and others
.. Others
  NTT-Me Corporation
  NTT Neomeit Corporation
  NTT Marketing Act Corporation
  NTT Teleca and others
----------------------------
----------------------------
Other Affiliates of Holding
Company
.. Engineering Businesses
  NTT Facilities and others
.. Real Estate Businesses
  NTT Urban Development and others
.. SI and Information Processing
  Businesses
  NTT Comware
  NTT Internet and others
.. Financing Businesses
  NTT Leasing
  NTT Finance Japan and others
.. Advanced Technology
  Development Businesses
  NTT Electronics
  NTT Software
  NTT Advanced Technology Corporation
  and others
.. Administrative Service Businesses
  NTT Business Associe Tokyo and
  others
.. Others
  NTT Business Associe
  NTT Advertising
  NTT Logisco Inc.
  NTT Broadband Initiative Inc.
  and others

-----------------------------------

Note
NTT TELECA CORPORATION changed its name to NTT CARD SOLUTION CORP. and inherited all of the business run by U-CARD INC. as of October 1, 2003.


                   -------------------------------------------
                   Nippon Telegraph and Telephone Corporation

                   -------------------------------------------

                          2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

In a business environment marked by rapid and dramatic changes in market structure, Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (the NTT Group or the Group) are actively engaged in the reform of the Group's business structure. Specific initiatives include: (1) active development of fiber-optic and other services as appropriate for the ubiquitous broadband era;
(2) creation of new basic technologies utilizing R&D and the steady introduction of the fruits of R&D efforts to business operations; (3) promoting the international development of mobile multimedia communications businesses and IP network businesses; (4) continuous advance of overall Group structural reform through comprehensive management rationalization and expansion into new business domains; and (5) full utilization of the advantages of the holding company system to achieve the above objectives.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Basic Approach to Corporate Governance and Status of Corporate Governance Policy Implementation

NTT recognizes corporate governance as an important management issue in its practical implementation of shareholder-oriented management. NTT is striving to enhance its corporate governance, centered around its Board of Directors and Board of Auditors system. NTT has formed a Board of Directors with 12 members, including two outside directors. In principle, this Board of Directors meets once per month to make decisions and report on important management issues. NTT's Board of Auditors is comprised of five members, including two outside members (the number of members was increased from four to five at the June 2003 general shareholders meeting). Members of the Board of Auditors attend Board of Directors and other important management meetings, implement appropriate auditing of NTT's works, and have a full-time organization and staff for these purposes.

Moreover, given the huge influence of the NTT Group on society at large, NTT recognizes that it must not only strictly observe all laws and regulations, but also conduct its business with the highest sense of ethics. Accordingly, NTT has drafted an "NTT Group Corporate Ethics Charter," arranged a reporting system and consultation window to address Group companies' ethics, and are otherwise continuously engaged in expanding and strengthening educational activities and internal checks to firmly establish and vigorously advance the NTT Group's ethical practices.

NTT is also working to enhance its corporate transparency by releasing information as appropriate on an ongoing basis. NTT will continue to improve and expand the content of the materials released to the public and the procedures used for these releases, giving due consideration to both Japanese and foreign laws. As part of these efforts, NTT has established a Disclosure Committee.

                  3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the half-year ended September 30, 2003, while employment conditions remained severe, there were signs of a mild recovery in the Japanese Economy in certain areas such as corporate earnings and capital investment.

Major changes are occurring in the telecommunications market environment along with the rapid advance of broadband communications. The wider adoption of ADSL services remained the main driver of broadband market growth. Fiber optics access services, which are the mainstay of broadband services, are also steadily spreading amid intensified competition with electric power companies and other new providers. While the mobile communications market saw a slowdown in new subscriptions, this sector is becoming more sophisticated and diversified amid mounting competition for mobile multimedia services such as video clip transmission. The market for conventional fixed-line telephone services continues to shrink with the growth in fixed-rate connections services and IP telephony.

Amid these conditions, the NTT Group actively implemented measures based on the NTT Group Three-Year Business Plan (fiscal years 2003-2005) in order to rapidly realize the new fiber optics resonant communications environment called for in its "Vision for a New Optical Generation." NTT positioned ultra high-speed, interactive fiber-optic access services, which provide superior stability, as the core of its broadband access offerings and made every possible effort to increase sales by reducing fees, strategically improving facilities, and minimizing lead time. At the same time, the NTT Group worked at expanding sales of the third-generation FOMA mobile communications system by expanding the coverage areas and upgrading terminal functions. The Group also continued to steadily implement structural reform efforts, further boost operating efficiency, and develop new businesses.

As a result of these activities, NTT's consolidated results for the half-year ended September 30, 2003 were as follows. Operating revenues amounted to 5,412.4 billion yen (an increase of 0.8% from the same period of the prior year). Income before income taxes was 842.7 billion yen (an increase of 9.5% from the same period of the prior year) and net income amounted to 383.6 billion yen (net income in the same period of the prior year was 33.2 billion yen).

During the half-year under review, NTT DoCoMo publicly repurchased its own shares and NTT sold 698,000 NTT DoCoMo's shares, worth 189.8 billion yen, to NTT DoCoMo. As a result of this sale, NTT reduced its ownership ratio of NTT DoCoMo's voting shares from 63.0% to 62.5%.

Additionally, in accordance with a resolution passed at NTT's 18th general shareholders meeting held on June 27, 2003 authorizing NTT to repurchase up to 200,000 of its own shares at a cost of up to 100 billion yen, in October 2003 NTT repurchased 118,524 of its own shares at a cost of 62.5 billion yen.

The business results of the principal companies of the NTT Group during the half-year ended September 30, 2003 were as follows.

[Nippon Telegraph and Telephone Corporation (Holding Company)]

During the term under review, NTT established a new NTT Group Three-Year Business Plan (fiscal years 2003-2005) to respond more precisely to market changes, and otherwise actively worked to maintain sound Group company management. NTT received total payments of 10.4 billion yen from the Group companies (a decrease of 4.8% from the same period of the prior year) for these management services.

NTT also vigorously implemented basic research and development initiatives. It improved its "comprehensive Group production function" in planning and implementing commercialization of basic technology and conducted diverse telecommunications infrastructure research and development, including working on technology that makes possible real-time, bi-directional communications of TV-quality images by implementing a PC connected to an optical broadband environment and peripheral equipment such as digital cameras and microphones. In the period under review, NTT earned 73.4 billion yen (a decrease of 19.8% from the same period of the prior year) in basic research and development revenues. During the half-year, NTT also earned a total of 54.5 billion yen in dividend income from its Group companies (dividend income from Group companies in the same period of the prior year was 10.2 billion yen).

As a results of these activities, NTT's consolidated operating revenues for the half-year ended September 30, 2003 amounted to 141.5 billion yen (an increase of 22.2% from the same period of the prior year) and recurring profit amounted to
73.0 billion yen (an increase of 122.7% from the same period of the prior year). NTT's net income amounted to 229.9 billion yen (an increase of 118.2% from the same period of the prior year) due to the registering of revenues from the sale of NTT DoCoMo shares as extraordinary profits of 189.5 billion yen.

[Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation]

During the half-year under review, NTT East and NTT West continued working actively to expand broadband services and improve management efficiency.

In broadband services, NTT East and NTT West strove to increase "B FLET'S" fiber optics Internet access services sales by lowering fees, strategically improving facilities in areas of intensive demand, and reducing the time required for installation works. The two companies also worked to make their "FLET'S ADSL" services more competitive by implementing various price reductions, expanding the support services menu, and offering a new menu featuring maximum download speeds of up to 24Mbps. What is more, NTT East and NTT West also expanded their regional IP networks (inter-prefectural connections within their respective service areas) to cover their entire service areas, and devised means to enhance the user convenience of their various FLET'S services.

Turning to efforts to improve management efficiency, NTT East and NTT West continued to further implement thoroughgoing cost-reduction measures, to expand the range of works entrusted to the Group's regional outsourcing companies, and to otherwise advance their structural reforms.

Despite these management efforts, the results were limited by intensified competition and the shrinking fixed-line market. The operating revenues at NTT East amounted to 1,113.7 billion yen (a decrease of 5.0% from the same period of the prior year), and the operating revenues at NTT West amounted to 1,060.9 billion yen (a decrease of 3.9% from the same period of prior year).

[NTT Communications Corporation]

During the half-year under review, NTT Communications actively worked to increase OCN service sales by expanding the OCN service line-up based on the "CoDen" concept of offering diverse solutions tailored to the needs of individuals. NTT Communications also worked to reinforce its competitiveness by incorporating the IP telephone "OCN.Phone" as a standard set in its OCN ADSL services package.

NTT Communications also actively advanced the global development of its IP services by launching a new "Global IP-VPN Solutions Package" which facilitates the construction of highly reliable private networks across 124 countries, taking advantage of the company's vast IP networks in the U.S., Europe, and Asia.

Despite these diverse management efforts, the heightened industry competition and the contraction of the fixed-line market affected earnings. For the half-year ended September 30, 2003, NTT Communications' operating revenues amounted to 535.2 billion yen (a decrease of 7.0% from the same period of the prior year).

[NTT DATA Corporation]

During the half-year under review, NTT DATA further reduced costs to boost its competitiveness in the systems integration field. For existing systems clients, the company continued striving to provide stable services, support system updates, expand functions, and develop peripheral works. NTT DATA has also actively worked to increase its electronic government-related business by developing and improving core systems, such as those for electronic application filings and electronic bidding tenders.

Meanwhile, NTT DATA together with its customer firms or through mergers and acquisitions has developed new markets by promoting the "IT Partner Business" and the "Service Provider Business." . "IT Partner Business" develops businesses centered around IT. "Service Provider Business" offers the ideal information network services to individual customers.

As a result of these efforts, NTT DATA's consolidated operating revenues amounted to 357.3 billion yen (a decrease of 5.7% from the same period of the prior year).

[NTT DoCoMo, Inc.]

During the half-year ended September 30, 2003, NTT DoCoMo strove to increase the number of subscribers by expanding its "FOMA" service area, and by offering new terminals that are compatible with "i-motion mail" and "video telephone services". NTT DoCoMo also worked to promote wider use of its "i-mode" services by installing terminal software that allows a wide variety of animated expressions on the "i-mode" site, and by improving the functions of terminal liquid crystal displays and cameras.

In line with efforts to build up its global operations, NTT DoCoMo's Spanish business partner began offering "i-mode" services for mobile phones from this June.

As a result of these efforts, NTT DoCoMo's consolidated operating revenues for the half-year under review amounted to 2,535.9 billion yen (an increase of 6.4% from the prior year).

(2) Financial Conditions

Cash flows provided by operating activities for the current half-year amounted to 1,504.4 billion yen (an increase of 900.5 billion yen, or 149.1% from the same period of the prior year) resulting from net income and depreciation and amortization costs. Cash flows used in investing activities amounted to 992.4 billion yen (a decrease of 75.7 billion yen, or 7.1% from the same period of the prior year) due to acquisition of property, plant, and equipment. Cash flows used in financing activities reached 363.5 billion yen resulting from repayment of debt (341.5 billion yen was provided in the same period of the prior year). As a result, cash and cash equivalents at the end of the current half-year increased by 148.4 billion yen (11.3%), to 1,461.5 billion yen.

(3) Projections for the Full Fiscal Year (Ending March 31, 2004)

While the developments in the U.S. economy and the foreign exchange trends remain uncertain, the Japanese economy is expected to continue recovering in the coming months, centered around the corporate sector.

In the telecommunications field, broadband (which transmits huge volumes of data at high speed) and ubiquitous communications (which facilitates data exchange regardless of place or time) continue to spread rapidly amid fierce competition among providers following diverse business models. Meanwhile, there are growing expectations that IT applications will help to transform Japan's socioeconomic systems, following the adoption of the "e-Japan Strategy II" by the government's IT Strategic Headquarters.

Under these conditions, in order to realize rapidly a resonant communications environment and pioneer the new broadband market, the NTT Group is planning to establish NTT Resonant Incorporated in this December. By concentrating its management resources centered around this new company, the NTT Group is going to exercise leadership in developing high quality interactive video communications services and high-performance broadband portal services. The NTT Group also continues to reinforce its service-provision structure in cooperation with its Group companies to create new demand and expand its revenue. In addition, in the area of broadband services, the Group continues to work diligently to expand sales of fiber optics access services, while in the wireless arena, it is vigorously spreading the use of "FOMA" services.

Moreover, NTT intends to realize the resonant communications environments and use the fruits of our research and development initiatives to contribute to resolving energy and environmental issues as well as social problems such as declining birthrates, the aging of society, and insufficient employment opportunities. NTT will continue advancing its structural reforms, improving operating efficiency, and expanding into new business fields.

NTT will advance a Group management that makes the best possible use of the advantages of the holding company system via an agile and flexible allocation of the Group's overall management resources. At the same time, NTT will devote itself to the creation of the basic technologies required to support a resonant communications environment.

Through these activities, the NTT Group will reinforce its management foundations by pioneering the development of new markets, and otherwise striving to maximize the Group's enterprise value.

NTT's consolidated projections for the full fiscal year ending March 31, 2004 are as follows. Operating revenues are projected to reach 11,040.0 billion yen (an increase of 1.1% from the same period of the prior year). Income before income taxes is projected to amount to 1,412.0 billion yen (an increase of 0.5% from the same period of the prior year), while net income is expected to reach
582.0 billion yen.

NTT expects to offer dividends of 5,000 yen per share of common stock for the full fiscal year ending March 31, 2004.

[Note]
The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT's actual results could differ materially from the projected figures contained in this report.

                         4. Consolidated Balance Sheets

                                                                                 (Millions of yen)
                                                    ---------------------------------------------
                                                      March 31,      September 30,      Increase
                                                        2003             2003          (Decrease)
                                                    -----------      ------------       ---------
ASSETS
Current assets:
    Cash and cash equivalents                         1,313,066         1,461,462        148,396
    Notes and accounts receivable, trade              1,773,812         1,633,092       (140,720)
    Allowance for doubtful accounts                     (41,981)          (42,826)          (845)
    Inventories                                         179,072           310,704        131,632
    Prepaid expenses and other current assets           725,707           691,454        (34,253)
  Total current assets                                3,949,676         4,053,886        104,210
Property, plant and equipment:
    Telecommunications equipment                     13,697,334        13,859,280        161,946
    Telecommunications service lines                 12,302,142        12,447,071        144,929
    Buildings and structures                          5,497,800         5,505,878          8,078
    Machinery, vessels and tools                      1,982,720         1,974,037         (8,683)
    Land                                                829,437           832,311          2,874
    Construction in progress                            374,499           363,179        (11,320)
    Accumulated depreciation                        (23,626,024)      (24,140,227)      (514,203)
  Total property, plant and equipment                11,057,908        10,841,529       (216,379)
Investments and other assets:
    Investments in affiliated companies                 448,809           475,439         26,630
    Marketable securities and other investments         195,959           194,787         (1,172)
    Goodwill, net                                       204,062           199,268         (4,794)
    Other intangibles, net                            1,369,604         1,279,700        (89,904)
    Other assets                                        607,162           635,505         28,343
    Deferred income taxes                             1,950,420         1,868,802        (81,618)
  Total investments and other assets                  4,776,016         4,653,501       (122,515)
                                                    -----------      ------------       ---------
         TOTAL ASSETS                                19,783,600        19,548,916       (234,684)
                                                    ===========      ============       =========


                                                                                           (Millions of yen)
                                                    -------------------------------------------------------
                                                     March 31,          September 30,              Increase
                                                       2003                 2003                  (Decrease)
                                                    ----------         --------------             ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Short-term borrowings                            411,891                243,097              (168,794)
      Current portion of long-term debt                821,469              1,021,761               200,292
      Accounts payable, trade                        1,359,527              1,042,061              (317,466)
      Accrued payroll                                  570,399                400,991              (169,408)
      Accrued Interest                                  23,879                 23,034                  (845)
      Accrued taxes on income                          211,607                281,284                69,677
      Accrued consumption tax                           78,886                 59,641               (19,245)
      Advances received                                 62,383                 49,123               (13,260)
      Other                                            226,350                245,180                18,830
    Total current liabilities                        3,766,391              3,366,172              (400,219)
Long-term liabilities:
      Long-term debt                                 5,457,322              5,152,294              (305,028)
      Obligations under capital leases                 309,132                295,993               (13,139)
      Liability for employees' severance payments    2,506,535              2,545,053                38,518
      Other                                            580,316                561,983               (18,333)
    Total long-term liabilities                      8,853,305              8,555,323              (297,982)
                                                     ---------             ----------              --------
Minority interest in consolidated
subsidiaries                                         1,526,309              1,612,291                85,982
                                                     ---------             ----------              --------
Shareholders' equity:
      Common stock                                     937,950                937,050                    --
      Additional paid-in capital                     2,669,736              2,672,833                 3,097
      Retained earnings                              2,246,996              2,590,738               343,742
      Accumulated other comprehensive income(loss)    (217,083)              (186,225)               30,858
      Treasury stock, at cost                               (4)                  (166)                 (162)
                                                    ----------             ----------              --------
    Total shareholders' equity                       5,637,595              6,015,130               377,535
                                                    ----------             ----------              --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          19,783,600             19,548,916              (234,684)
                                                    ==========             ==========              ========

                      5. Consolidated Statements of Income


                                                                             (Millions of yen)
                                     ---------------------------------------------------------
                                      Six months      Six months                       Year
                                        ended           ended                         ended
                                     September 30,   September 30,     Increase      March 31,
                                         2002            2003         (Decrease)       2003
                                     -------------   -------------    ----------   -----------
Operating revenues:
  Voice transmission services:         3,381,482      3,290,565        (90,917)     6,712,044
    Fixed communications               1,692,561      1,597,080        (95,481)     3,330,216
    Mobile communications              1,688,921      1,693,485          4,564      3,381,828
  Data transmission services             601,782        742,082        140,300      1,262,644
  Leased circuit                         238,373        221,629        (16,744)       485,004
  Sale of telecommunication              313,587        345,396         31,809        616,436
   equipment
  System integration                     351,276        348,412         (2,864)       844,677
  Miscellaneous                          480,991        464,340        (16,651)     1,002,341
 Total operating revenues              5,367,491      5,412,424         44,933     10,923,146
Operating expenses:
  Personnel                            1,028,749      1,065,816         37,067      2,139,394
  Cost of services and equipment       2,062,676      2,217,029        154,353      4,501,693
   sold, and selling, general and
   administrative expenses (exclusive
   of personnel expenses above)
  Depreciation, amortization and       1,284,159      1,164,794       (119,365)     2,649,942
   loss on disposal of property,
   plant and equipment
  Write-down of goodwill and other        36,941             --        (36,941)        36,941
   intangible assets
  Other                                  131,715        128,140         (3,575)       231,619
 Total operating expenses              4,544,240      4,575,779         31,539      9,559,589
Operating income                         823,251        836,645         13,394      1,363,557

Other income (expenses):
  Interest income                         10,477         12,545          2,068         26,321
  Interest and amortization of           (65,701)       (59,298)         6,403       (129,811)
   bond discounts and issue costs
  Gains on sales of subsidiary                --         49,269         49,269        138,718
   stock
  Others, net                              1,261          3,501          2,240          6,240
 Total other income (expenses):          (53,693)         6,017         59,980         41,468

Income (loss) before income taxes        769,288        842,662         73,374      1,405,025
Income tax expense (benefit):            369,262        323,571        (45,691)       704,271
  Current                                344,518        278,765        (65,753)       392,973
  Deferred                                24,744         44,806         20,062        311,298

Income (loss) before minority            400,026        519,091        119,065        700,754
 interest, equity in earnings
 (losses) of affiliated companies
 and cumulative effect of
 accounting changes
Minority interest in                      34,117        134,689        100,572        114,980
 consolidated subsidiaries
Equity in earnings (losses) of          (309,873)          (829)       309,044       (329,536)
 affiliated companies
Income (loss) before cumulative           56,036        383,573        327,537        256,238
 effect of accounting changes
Cumulative effect of accounting          (22,880)            --         22,880        (22,880)
 changes

Net income (loss)                         33,156        383,573        350,417        233,358
---------------------------------------------------------------------------------------------------

               6. Consolidated Statements of Shareholders' Equity

                                                                                                 (Millions of yen)
                                                        ---------------------------------------------------------
                                                         Six months     Six months                      Year
                                                           ended          ended                         ended
                                                        September 30,  September 30,    Increase       March 31,
                                                            2002           2003        (Decrease)        2003
                                                        -------------  -------------   ----------     -----------
Common stock:
    At beginning of period                                 937,950       937,950            --          937,950
  At end of period                                         937,950       937,950            --          937,950
Additional paid-in capital:
    At beginning of period                               2,669,736     2,669,736            --        2,669,736
    Increase in additional paid-in                              --         3,097         3,097               --
     capital of an affiliate
  At end of period                                       2,669,736     2,672,833         3,097        2,669,736

Retained earnings:
    At beginning of period                               2,181,491     2,246,996        65,505        2,181,491
    Appropriations -                                       (40,336)      (39,831)          505          (40,336)
      Cash dividends
    Interim distribution -                                      --            --            --          (40,335)
      Cash dividends
    Net income (loss)                                       33,156       383,573       350,417          233,358
    Purchase and retirement of                                  --            --            --          (87,182)
     common stock
  At end of period                                       2,174,311     2,590,738       416,427        2,246,996

Accumulated other comprehensive income (loss):
    At beginning of period                                  75,974      (217,083)     (293,057)          75,794
    Other comprehensive income (loss)                      (14,524)       30,858        45,382         (293,057)
  At end of period                                          61,450      (186,225)     (247,675)        (217,083)

Treasury stock, at cost
    At beginning of period                                     (99)           (4)           95              (99)
    Net change in treasury stock                              (190)         (162)           28               95
  At end of period                                            (289)         (166)          123               (4)

Shareholders' equity at end of period                    5,843,158     6,015,130       171,972        5,637,595


Summary of total comprehensive income (loss):
    Net income (loss)                                       33,156       383,573       350,417          233,358
    Other comprehensive income (loss)                      (14,524)       30,858        45,382         (293,057)
  Comprehensive income (loss)                               18,632       414,431       395,799          (59,699)


                    7. Consolidated Statements of Cash Flows

                                                                                                                   (Millions of yen)
                                                              ----------------------------------------------------------------------
                                                                Six months ended     Six months ended     Increase      Year ended
                                                               September 30, 2002   September 30, 2003   (Decrease)   March 31, 2003
                                                               ------------------   ------------------   ----------   --------------
I Cash flows from operating activities:
     Net income (loss)                                                 33,156              383,573        350,417          233,358
     Adjustments to reconcile net income (loss)
       to net cash provided by operating activities
          Depreciation and amortization                             1,201,822            1,096,041       (105,781)       2,377,764
          Deferred taxes                                               24,744               44,806         20,062          311,298
          Minority interest in consolidated subsidiaries               34,117              134,689        100,572          114,980
          Cumulative effect of accounting changes                      22,880                   --        (22,880)          22,880
          Write-down of goodwill and other intangible assets           36,941                   --        (36,941)          36,941
          Loss on disposal of property, plant and equipment            65,102               55,055        (10,047)         225,282
          Gains on sales of subsidiary stock                               --              (49,269)       (49,269)        (138,718)
          Equity in (earnings) losses of affiliated companies         309,873                  829       (309,044)         329,536
          (Increase) decrease in notes and
             accounts receivable, trade                               562,841              210,727       (352,114)         389,570
          (Increase) decrease in inventories                          (84,928)            (130,284)       (45,356)           7,267
          (Increase) decrease in other current assets                  17,771               69,998         52,227         (111,458)
          Increase (decrease) in accounts
            payable, trade and accrued payroll                       (588,089)            (410,439)       177,650          (39,205)
          Increase (decrease) in accrued
            consumption tax                                           (30,184)             (18,887)        11,297            4,309
          Increase (decrease) in accrued interest                      (3,334)                (828)         2,506           (7,284)
          Increase (decrease) in advances received                     18,579              (15,920)       (34,499)          11,542
          Increase (decrease) in accrued taxes on income                5,336               70,050         64,714         (131,879)
          Increase (decrease) in other current liabilities             77,705                6,298        (71,407)          52,904
          Increase (decrease) in liability for employees'
            severance payments, net of deferred pension costs      (1,132,759)              51,864      1,184,623       (1,193,281)
          Increase (decrease) in other long-term liabilities           (2,021)             (28,485)       (26,464)          22,288
          Other                                                        34,312               34,554            242          (79,578)
                                                               ------------------   ------------------  -----------   --------------
              Net cash provided by operating activities               603,864            1,504,372        900,508        2,438,516

II  Cash flows from investing activities:
     Payments for property, plant and equipment                      (960,602)            (850,509)       110,093       (1,725,536)
     Proceeds from sale of property, plant and
       equipment                                                       31,492               34,206          2,714           89,572
     Payments for purchase of investments                             (17,871)             (22,485)        (4,614)         (61,786)
     Proceeds from sale of marketable equity
       securities and other investments                                14,909               10,303         (4,606)          28,868
     Acquisition of intangible and other assets                      (135,972)            (163,879)       (27,907)        (318,135)
                                                               ------------------   ------------------  -----------   --------------
              Net cash used in investing activities                (1,068,044)            (992,364)        75,680       (1,987,017)

III Cash flows from financing activities:
     Proceeds from issuance of long-term debt                         764,563              190,731       (573,832)       1,065,248
     Payments for settlement of long-term debt                       (404,653)            (325,174)        79,479       (1,024,229)
     Dividends paid                                                   (40,336)             (39,831)           505          (80,671)
     Purchase and retirement of common stock                             (190)                (162)            28          (87,087)
     Payments for acquisition of subsidiary's
       stocks from minority shareholders                              (86,248)              (5,049)        81,199          (86,256)
     Net increase (decrease) in short-term
       borrowings and other                                           108,327             (184,060)      (292,387)        (241,175)
                                                               ------------------   ------------------  -----------   --------------
              Net cash provided by (used in) financing
                activities                                            341,463             (363,545)      (705,008)        (454,170)

IV  Effect of exchange rate changes on cash and
      cash equivalents                                                  1,849                  (67)        (1,916)          (3,448)
                                                               ------------------   ------------------  -----------   --------------

V   Net increase (decrease) in cash and cash
      equivalents                                                    (120,868)             148,396        269,264           (6,119)

VI  Cash and cash equivalents at beginning of period                1,319,185            1,313,066         (6,119)       1,319,185

VII Cash and cash equivalents at end of period                      1,198,317            1,461,462        263,145        1,313,066
                                                               ==================   ==================  ===========   ==============

Supplemental information
Cash paid during the period for:
     Interest                                                          69,956               60,002         (9,954)         136,123
     Income taxes                                                     339,186              234,479       (104,707)         664,238
Noncash investing and financing activities:
       Purchase of minority interests of consolidated
         subsidiaries through share exchanges                              --                  439            439          275,341
       Capital lease obligations incurred during the period            15,045                7,523         (7,522)          12,176

                                      -20-

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

     The consolidated financial statements of NTT have been prepared in conformity with the accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1. Application of New Accounting Standard

   Accounting for Asset Retirement Obligations

     Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No.143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets to be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.
     NTT Group's asset retirement obligations subject to SFAS 143 primarily relate to those to restore leased land and buildings for NTT Group's telecommunications equipments to their original conditions. However, as a result of investigating those obligations, NTT concludes that liabilities are immaterial in point of estimated fair value, or difficult to be reasonably measured at fair value since NTT believes that these telecommunications equipments are required to maintain its communications services for the foreseeable future and it is uncertain when those obligations should be executed. In relation to the latter, NTT Group will recognize liabilities for those obligations at their fair value when the timing for executing such obligations becomes reasonably estimable.
     The adoption of SFAS 143 did not have a material impact on the results of operations or the financial position of NTT Group.

2. Principal Accounting Policies

(1) Marketable Securities

     SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" applies.

(2) Inventories

     Inventories are stated at cost, not in excess of market value. The cost of telecommunication equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant and Equipment and Depreciation

     Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

     SFAS 142, "Goodwill and Other Intangible Assets" applies.

(5) Liabilities for Employees' Severance Payments

     SFAS 87, "Employers' Accounting for Pensions," and SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits" apply.

(6) Derivative Financial Instruments

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of SFAS No. 133)," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" apply.


(7) Income Taxes

     Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

                              8. Business Segments
                                 (Consolidated)

1. Operating revenues

                                                                               (Millions of yen)
                                           ----------------------------------------------------
                                            Six months     Six months                  Year
                                               ended          ended                    ended
                                           September 30,  September 30,   Increase    March 31,
                                                2002           2003      (Decrease)     2003
                                           -------------  -------------  ----------  ----------
Regional communications services
   Customers                                   2,046,207      1,969,358     (76,849)  4,125,055
   Intersegment                                  350,350        340,230     (10,120)    717,848
                                               ---------     ----------     -------  ----------
     Total                                     2,396,557      2,309,588     (86,969)  4,842,903
                                               ---------     ----------     -------  ----------
Long-distance communications and
 international services
  Customers                                      536,638        511,092     (25,546)  1,068,659
  Intersegment                                    82,394         66,938     (15,456)    164,502
                                              ----------      ---------     -------  ----------
     Total                                       619,032        578,030     (41,002)  1,233,161
                                               ---------     ----------     -------  ----------
Wireless services
  Customers                                    2,373,034      2,522,901     149,867   4,780,418
  Intersegment                                    11,230         13,044       1,814      28,670
                                              ----------      ---------     -------  ----------
     Total                                     2,384,264      2,535,945     151,681   4,809,088
                                               ---------     ----------     -------  ----------
Data communications services
  Customers                                      294,518        300,545       6,027     690,167
  Intersegment                                    84,579         46,732     (37,847)    141,942
                                              ----------      ---------     -------  ----------
     Total                                       379,097        347,277     (31,820)    832,109
                                               ---------     ----------     -------  ----------
Other
  Customers                                      117,094        108,528      (8,566)    258,847
  Intersegment                                   498,070        444,848     (53,222)  1,058,356
                                              ----------      ---------     -------  ----------
     Total                                       615,164        553,376     (61,788)  1,317,203
                                              ----------      ---------     -------  ----------
Elimination of Intersegment                   (1,026,623)      (911,792)    114,831  (2,111,318)
                                              ----------      ---------     -------  ----------
Consolidated total                             5,367,491      5,412,424      44,933  10,923,146
                                              ==========      =========     =======  ==========




2. Segment profit or loss

                                                                               (Millions of yen)
                                           ----------------------------------------------------
                                            Six months     Six months                   Year
                                               ended          ended                    ended
                                           September 30,  September 30,   Increase    March 31,
                                               2002           2003       (Decrease)     2003
                                           -------------  -------------  ----------  ----------
Operating income
  Regional communications services                90,446        138,681      48,235     169,429
  Long-distance communications
   and international services                      7,886         55,288      47,402      49,338
  Wireless services                              639,983        590,107     (49,876)  1,056,719
  Data communications services                    27,818          6,968     (20,850)     58,785
  Other                                           24,428         21,504      (2,924)      1,394
                                                 -------        -------     -------   ---------
Total                                            790,561        812,548      21,987   1,335,665
Elimination of Intersegment                       32,690         24,097      (8,593)     27,892
                                                 -------        -------     -------   ---------
Consolidated Operating income                    823,251        836,645      13,394   1,363,557
                                                 =======        =======     =======   =========

                                  9. Securities
                                 (Consolidated)
1. Available-for-sale

                                                                        (Millions of yen)
                                             --------------------------------------------
                                                                                Increase
                                             March 31, 2003 September 30, 2003 (Decrease)
                                             -------------- ------------------ ----------
   Equity securities
       Carrying amounts                              72,037             69,463    (2,574)
       Gross unrealized gains                         7,641             40,602    32,961
       Gross unrealized losses                       13,430              7,480    (5,950)
       Fair value                                    66,248            102,585    36,337
   Debt securities
       Carrying amounts                               1,171                186      (985)
       Gross unrealized gains                           181                 33      (148)
       Gross unrealized losses                           --                 --        --
       Fair value                                     1,352                219    (1,133)


2. Held-to-maturity

                                                                         (Millions of yen)
                                             ---------------------------------------------
                                                                                Increase
                                             March 31, 2003 September 30, 2003 (Decrease)
                                             -------------- ------------------ -----------
   Debt securities
       Carrying amounts                              37,189             33,784     (3,405)
       Gross unrealized gains                           620                303       (317)
       Gross unrealized losses                          143                 45        (98)
       Fair value                                    37,666             34,042     (3,624)


                            10. Financial Instruments
                                 (Consolidated)

                                                                                          (Millions of yen)
                                                  ---------------------------------------------------------
                                                          March 31, 2003         September 30, 2003
                                                  ---------------------------  ----------------------------
                                                  Notional                     Notional
                                                  principal Carrying    Fair   principal   Carrying   Fair
                                                   amounts  amounts     value   amounts    amounts    value
                                                  --------------------------- -----------------------------
 Forward exchange contracts                          61,583    3,378    3,378    61,480     2,454     2,454
 Interest-rate swap and currency swap agreements    726,901    1,663    1,663   695,485   (10,566)  (10,566)
    Total                                           788,484    5,041    5,041   756,965    (8,112)   (8,112)

(reference)

(1) Number of Subscribers of Major Services

                                                                                                                         (thousands)
                                                 -----------------------------------------------------------------------------------
                                                                                                             At the end of
                                                                                                              fiscal year
                                                                                                                ending
                                                                                                               March 31,
                                                    At the end of      At the end of 2nd Quarter/          2004 (at the time
                                                  fiscal year ended          1st Half ended                   1H results
                                                   March 31, 2003           September 30, 2003              were announced)
------------------------------------------------------------------------------------------------------------------------------------
           Telephone and INS-Net
------------------------------------------------------------------------------------------------------------------------------------
           East    Telephone Subscriber Lines           25,139                     25,264                        25,196
                   INS-Net Subscriber Lines              5,260                      5,006                         4,610
                   -----------------------------------------------------------------------------------------------------------------
                   Telephone + INS-Net                  30,399                     30,270                        29,806
           -------------------------------------------------------------------------------------------------------------------------
           West    Telephone Subscriber Lines           25,575                     25,661                        25,625
                   INS-Net Subscriber Lines              4,868                      4,606                         4,196
                   -----------------------------------------------------------------------------------------------------------------
                   Telephone + INS-Net                  30,442                     30,268                        29,820
           -------------------------------------------------------------------------------------------------------------------------
 Fixed     Fixed Rate IP Services
  line     -------------------------------------------------------------------------------------------------------------------------
           East    FLET'S ISDN                             651                        585                           451
                   FLET'S ADSL                           1,430                      1,912                         2,530
                   B-FLET'S                                111                        247                           611
           -------------------------------------------------------------------------------------------------------------------------
           West    FLET'S ISDN                             621                        542                           470
                   FLET'S ADSL                           1,127                      1,523                         2,027
                   B-FLET'S                                 88                        246                           588
           -------------------------------------------------------------------------------------------------------------------------
           NTT Group Major ISP                           5,709                      5,991                         6,200
                   OCN#                                  3,504                      3,947                         4,100
                   Plala#                                1,670                      1,730                         1,800
------------------------------------------------------------------------------------------------------------------------------------
           Cellular                                     43,861                     45,042                        46,100
                   FOMA#                                   330                      1,003                         2,000
  Mobile   -------------------------------------------------------------------------------------------------------------------------
           i-mode                                       37,758                     39,739                        40,900
                   FOMA#                                   303                        975                            --
------------------------------------------------------------------------------------------------------------------------------------

Note 1: 1. In calculating the number of subscribers for INS-Net, the number of subscribers for INS-Net 1500 is multiplied by 10.
        2. NTT Group Major ISP includes WAKWAK, InfoSphere, and Dreamnet besides OCN and Plala.
        #  Partial listing only.

(2) ARPU

                                                                                                                               (yen)
                                                      ------------------------------------------------------------------------------
                                                                                                                         Fiscal year
                                                                                                                           ending
                                                                                                                          March 31,
                                                                                                                            2004
                                                                                                                       (at the time
                                                         Fiscal year ended  2nd Quarter ended    1st Half ended         1H results
                                                           March 31, 20     September 30, 2003  September 30, 2003   were announced)
------------------------------------------------------------------------------------------------------------------------------------
           East    Telephone Subscriber Lines                   3,020              2,990              2,990                2,980
                   (Monthly charges + Call charges)
                   -----------------------------------------------------------------------------------------------------------------
                   ISDN Subscriber Lines                        5,850              5,800              5,800                5,780
 Fixed             (Monthly charges + Transmission / Call charges)
  line     -------------------------------------------------------------------------------------------------------------------------
           West    Telephone Subscriber Lines                   2,950              2,910              2,910                2,920
                   (Monthly charges + Call charges)
                   -----------------------------------------------------------------------------------------------------------------
                   ISDN Subscriber Lines                        5,830              5,780              5,780                5,750
                   (Monthly charges + Transmission / Call charges)
------------------------------------------------------------------------------------------------------------------------------------
           Cellular Aggregate ARPU (PDC)                        8,120              8,070              8,060                7,860
                   Voice ARPU                                   6,370              6,050              6,100                5,910
                   i-mode ARPU                                  1,750              2,020              1,960                1,950
           -------------------------------------------------------------------------------------------------------------------------
           ARPU generated purely from i-mode (PDC)              2,110              2,300              2,250                2,240
  Mobile   -------------------------------------------------------------------------------------------------------------------------
           Cellular Aggregate ARPU (FOMA)                       7,740             10,430             10,120               10,280
                   Voice ARPU                                   5,050              6,830              6,650                6,730
                   Packet ARPU                                  2,690              3,600              3,470                3,550
                     i-mode ARPU#                               2,120              3,380              3,220                3,340
           -------------------------------------------------------------------------------------------------------------------------
           ARPU generated purely from i-mode (FOMA)             2,340              3,520              3,380                3,490
------------------------------------------------------------------------------------------------------------------------------------

Note 2: 1. Interconnection revenues are excluded.
        2. Revenues of FLET'S ISDN and FLET'S ADSL are added to ISDN revenues and Telephone revenues, respectively.
        3. In calculating ARPU of ISDN, the number of subscribers for INS-Net 1500 is multiplied by 10.
        4. i-mode ARPU = ARPU generated purely from i-mode x (no. of active
           i-mode subscribers/no. of active cellular phone subscribers)
         * No. of active subscribers used in ARPU calculation are as below
           PDC: 2Q Results: {(No. of subscribers at the end of June + No. of subscribers at the end of September)/2} x3 months
           PDC: 1H Results: {(No. of subscribers at the end of March + No. of subscribers at the end of September)/2} x12 months
           PDC: FY Results&Forecast: {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2} x12 months
           Fixed line, FOMA: 2Q Results: Sum of No. of active subscribers* (as defined below) for each month from July to September Fixed line, FOMA: 1H Results: Sum of No. of active subscribers*(as defined below) for each month from April to September Fixed line, FOMA: FY Results&Forecast: Sum of No. of active subscribers*(as defined below) for each month from April to March *active subscribers = (No. of subscribers at end of previous month +
            no. of subscriber at end of current month)/2
        # Partial listing only.

Non-consolidated Semi-annual Financial Results Release         November 11, 2003
For the Six Months Ended September 30, 2003                     [Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Address of principal executive office: Tokyo, Japan
  (URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581
Date of the meeting of the board of directors for approval of non-consolidated financial statements: November 11, 2003
Interim dividends plan: Yes
Date of the interim dividend payments: December 3, 2003
Adoption of the Unit Share System: No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2003 (April 1, 2003 - September 30, 2003)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

                                                                             (Millions of yen, except per share amounts)
                                               Operating Revenues           Operating Income           Recurring Profit
                                               ------------------           ----------------           ----------------
   Six months ended September 30, 2003           141,587    22.2%             69,345  139.0%            73,033   122.7%
   Six months ended September 30, 2002           115,835   (29.4%)            29,009  (57.3%)           32,792   (51.2%)
   Year ended March 31, 2003                     222,065                       9,798                    15,434


                                                     Net Income             Earnings per Share
                                                 -----------------          ------------------
   Six months ended September 30, 2003             229,992  118.2%           14,435.58  (yen)
   Six months ended September 30, 2002             105,382   83.2%            6,531.62  (yen)
   Year ended March 31, 2003                        81,136                    5,056.23  (yen)

Notes:  1. Weighted average number of shares outstanding (non-consolidated):
             For the six months ended September 30, 2003: 15,932,306 shares For the six months ended September 30, 2002: 16,134,230 shares
             For the year ended March 31, 2003:                16,039,415 shares
        2. Change in accounting policy     No
        3. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Dividends


                                        Interim Dividends per Share  Yearly Dividends per Share
                                        ---------------------------  --------------------------
Six months ended September 30, 2003             2,500.00     (yen)               -      (yen)
Six months ended September 30, 2002             2,500.00     (yen)               -      (yen)
Year ended March 31, 2003                            -       (yen)          5,000.00    (yen)

(3) Non-consolidated Financial Position

                                                                              (Millions of yen, except per share amounts)
                                                                                 Equity Ratio
                                                                            (Ratio of Shareholders'  Shareholders' Equity
                                  Total Assets     Shareholders' Equity     Equity to Total Assets)         per Share
                                  ------------     --------------------     -----------------------  --------------------
September 30, 2003                  9,048,599               5,294,531                    58.5 %      332,318.36  (yen)
September 30, 2002                  9,331,106               5,253,992                    56.3 %      325,647.42  (yen)
March 31, 2003                      9,059,136               5,101,668                    56.3 %      320,204.07  (yen)

 Notes: 1. Number of shares outstanding at end of period (non-consolidated):
                                      September 30, 2003:      15,932,108 shares
                                      September 30, 2002:      16,133,990 shares
                                      March 31, 2003:          15,932,436 shares
        2. Number of treasury stock:  September 30, 2003:             337 shares
                                      September 30, 2002:             600 shares
                                      March 31, 2003:                   9 shares

2. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)



                                                                                                           (Millions of yen)
                               Operating                                                                    Total Dividends
                               Revenues     Recurring Profit   Net Income   Year-End Dividends per Share       per Share
                               ---------    ----------------   ----------   ----------------------------  ------------------
Year ending March 31, 2004      266,000          77,000          239,000             2,500.00      (yen)    5,000.00 (yen)

(Reference) Expected Earnings per Share (Year ending March 31, 2004): 15,113.59 yen

     Calculated taking into consideration the repurchase of treasury stock by October 31, 2003 (118,524 shares). With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

                  1. Non-Consolidated Comparative Balance Sheets

                                                        (Millions of yen)
                                       ----------------------------------
                                       March 31, September 30,  Increase
                                         2003         2003     (Decrease)
                                       --------- ------------- ----------

 ASSETS
 ------
 Current assets
    Cash and bank deposits                45,903       141,978    96,074
    Accounts receivable, trade             1,270           443      (826)
    Supplies                                 332           418        85
    Short-term loan receivable           460,250       566,485   106,234
    Other current assets                 153,125       192,804    39,678
   Total current assets                  660,882       902,129   241,246
 Fixed assets
   Property, plant and equipment         228,902       222,987    (5,914)
   Intangible fixed assets                45,219        31,612   (13,606)
   Investments and other assets
    Investment securities              4,779,904     4,781,374     1,469
    Long-term loans receivable         3,274,168     3,051,859  (222,308)
    Other investments                     69,871        58,461   (11,410)
    Total investments and other assets 8,123,944     7,891,695  (232,249)
   Total fixed assets                  8,398,066     8,146,295  (251,770)
 Deferred assets                             187           174       (13)
                                       ---------     --------- ---------
    TOTAL ASSETS                       9,059,136     9,048,599   (10,537)
                                       =========     ========= =========


                                                                                (Millions of yen)
                                                  ----------------------------------------------
                                                   March 31,       September 30,       Increase
                                                     2003              2003           (Decrease)
                                                  ---------        -------------      ----------
LIABILITIES
-----------
Current liabilities
   Accounts payable, trade                            5,854                  340          (5,513)
   Current portion of corporate bonds               185,935              195,935          10,000
   Current portion of long-term borrowings          221,329              362,396         141,067
   Accrued taxes on income                           26,201                2,383         (23,817)
   Other current liabilities                        217,784              100,385        (117,399)
 Total current liabilities                          657,103              661,440           4,336
Long-term liabilities
   Corporate bonds                                1,827,813            1,829,563           1,750
   Long-term borrowings                           1,442,097            1,231,799        (210,297)
   Liability for employees' severance payments       30,023               30,844             820
   Other long-term liabilities                          429                  419             (10)
 Total long-term liabilities                      3,300,363            3,092,626        (207,737)
                                                  ---------            ---------        --------
 TOTAL LIABILITIES                                3,957,467            3,754,067        (203,400)
                                                  ---------            ---------        --------
SHAREHOLDER'S EQUITY
--------------------
Common stock                                        937,950              937,950              --
Capital surplus
   Additional paid-in capital                     2,672,826            2,672,826              --
 Total capital surplus                            2,672,826            2,672,826              --
Earned surplus
   Legal reserve                                    135,333              135,333              --
   Voluntary reserve
      Reserve for special depreciation               10,716                5,551          (5,165)
      Other reserve                               1,131,000            1,131,000              --
   Unappropriated earned earnings                   213,941              409,230         195,288
 Total earned surplus                             1,490,991            1,681,115         190,123
Net unrealized gains (losses) on securities             (95)               2,806           2,902
Treasury stock                                           (3)                (165)           (162)
                                                  ---------            ---------        --------
 TOTAL SHAREHOLDERS' EQUITY                       5,101,668            5,294,531         192,863
                                                  ---------            ---------        --------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       9,059,136            9,048,599         (10,537)
                                                  =========            =========        ========

              2. Non-Consolidated Comparative Statements of Income

                                                                                         (Millions of yen)
                                     ---------------------------------------------------------------------
                                      Six months Ended     Six months Ended     Increase      Year Ended
                                     September 30, 2002   September 30, 2003   (Decrease)   March 31, 2003
                                     ------------------   ------------------   ----------   --------------


Operating revenues                        115,835              141,587            25,752        222,065
Operating expenses                         86,826               72,242           (14,584)       212,266
Operating income                           29,009               69,345            40.336          9,798

Non-operating revenues                     45,224               37,664            (7,559)        91,526
  Interest income                          32,275               29,283            (2,992)        63,908
  Lease income                             10,835                6,991            (3,844)        19,731
  Miscellaneous income                      2,113                1,390              (723)         7,887
Non-operating expenses                     41,440               33,977            (7,463)        85,891
  Interest expenses                        11,699               10,294            (1,404)        23,009
  Corporate bond interest expenses         21,424               20,363            (1,060)        42,719
  Miscellaneous expenses                    8,316                3,318            (4,997)        20,162
Recurring profit                           32,792               73,033            40,240         15,434

Extraordinary profits                     147,989              189,572            41,582        147,989
Extraordinary losses                           --               12,143            12,143         13,187
Net income before taxes                   180,782              250,462            69,679        150,236
Corporation, inhabitant,
   and enterprise taxes                    79,100                6,180           (72,920)        78,400
Deferred tax expenses (benefits)           (3,700)              14,290            17,990         (9,300)
Net income                                105,382              229,992           124,609         81,136
Retained earnings at beginning
   of period                              260,322              179,238           (81,084)       260,322
Treasury stock retirement                      --                   --                --         87,182
Interim dividend                               --                   --                --         40,334
Unappropriated retained
   earnings for the period                365,705              409,230            43,525        213,941


Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.   Valuation of certain assets

(1)  Securities

     [1]  Investments in subsidiaries and affiliated companies

          Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

     [2]  Other securities

          a.   Marketable securities

               The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method.

          b.   Non-marketable securities

               The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

(2)  Inventories

     Supplies are stated at cost, which are determined by the last purchase cost method.

2.   Depreciation and amortization of fixed assets

     Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws. Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives. Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

3. Allowance for doubtful accounts and liability for employees' severance payments

(1)  Allowance for doubtful accounts

     To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.
     No allowance is accrued as of the end of this six-month period.

(2)  Liability for employees' severance payments

     To provide for employees' retirement benefits, based on estimated benefit obligations and plan assets as of the end of this fiscal year, a liability is accrued in the estimated amounts as of the end of this six-month period.
     Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

     Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.   Leases

     Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

5.   Hedging Activities

(1)  Accounting for Hedging Activities

     Hedging activities are principally accounted for under the "deferral hedge accounting." Designation ("Furiate-shori") is applied to forward exchange contracts and other foreign exchange contracts, and designated "exceptional accounting" ("Tokurei-shori") to interest-rate swaps that qualify for "exceptional accounting" (Footnote 14, Accounting Standards for Financial Instruments).

(2)  Hedging Instruments and Hedged Items

     [1]  Hedging Instruments

          Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and the combinations of the above.

     [2]  Hedged Items

          Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)  Hedging Policy

     To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

     To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)  Assessment of Hedge Effectiveness

     At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

6.   Consumption Taxes

     Consumption tax is separately accounted for by excluding it from each transaction amounts.

Notes to Non-Consolidated Balance Sheets

1.   Accumulated depreciation on property, plant and equipment

     March 31, 2003:                                   202,895 million yen
     September 30, 2003:                               209,245 million yen

2. In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.   Outstanding guarantees

     March 31, 2003:                                   104,750 million yen
     September 30, 2003:                               103,250 million yen

Notes to Non-Consolidated Statements of Income

1. Major components of operating revenues

                                                                                              (Millions of Yen)
                                             Six months ended        Six months ended             Year ended
                                            September 30, 2002      September 30, 2003          March 31, 2003
                                           --------------------    --------------------      -------------------
Dividends received                                10,281                   54,595                    11,813
Revenues from Group management                    11,023                   10,491                    22,047
Revenues from fundamental R&D                     91,517                   73,433                   183,034


2. R&D expenses included in operating expenses

                                                                                              (Millions of Yen)
                                             Six months ended        Six months ended             Year ended
                                            September 30, 2002      September 30, 2003          March 31, 2003
                                           --------------------    --------------------      -------------------
                                                  75,570                   60,421                   188,587


3. Component of extraordinary profits
                                                               (Millions of Yen)
Gains on sales of investments in affiliated companies              189,572

4. Component of extraordinary losses
                                                               (Millions of Yen)
Loss from impairment of investments in affiliated companies         12,143

                                  3. Securities

September 30, 2003

Marketable investments in subsidiaries and affiliated companies

                                          Amounts included in the
                                               balance sheet                 Fair value                 Difference
                                          -----------------------       ---------------------      ---------------------
  Investments in subsidiaries                20,170 million yen         9,146,942 million yen      9,126,771 million yen
  Investments in affiliated companies         9,603 million yen            15,781 million yen          6,178 million yen



March 31, 2003

Marketable investments in subsidiaries and affiliated companies

                                          Amounts included in the
                                               balance sheet                Fair value                 Difference
                                          -----------------------       ---------------------      ---------------------
  Investments in subsidiaries                20,453 million yen         7,472,792 million yen      7,452,338 million yen

                                      Nippon Telegraph and Telephone Corporation
                                                               November 11, 2003

                   Consolidated Semi-annual Financial Results
                       for the Year Ending March 31, 2004

                       April 1, 2003 - September 30, 2003

[Consolidated Results of Operations]

                                                                                               (Billions of Yen)
                                                                 Six          Six
                                                               Months       Months
                                                                Ended        Ended
                                                                Sept.        Sept.
                                                              30, 2002     30, 2003                    Percent
                                                                (U.S.        (U.S.      Increase       Increase
                       Details                                  GAAP)        GAAP)    (Decrease)     (Decrease)
                       -------                                --------     --------    ----------     ----------
   Operating Revenues                                          5,412.4     5,367.5          44.9            0.8%
   Operating Expenses                                          4,575.8     4,544.2          31.5            0.7%
                                                              --------     --------    ----------     ----------
   Operating Income                                              836.6       823.3          13.4            1.6%
   Other Income (Expenses), Net                                    6.0       (54.0)         60.0             --
                                                              --------     --------    ----------     ----------
   Income before Income Taxes                                    842.7       769.3          73.4            9.5%
   Income Taxes                                                  323.6       369.3         (45.7)         (12.4%)
   Minority Interest in Consolidated Subsidiaries                134.7        34.1         100.6          294.8%
   Equity in Net Earnings (Losses) of Affiliated Companies        (0.8)     (309.9)        309.0           99.7%
   Cumulative Effect of Accounting Changes                          --       (22.9)         22.9             --
                                                              --------     --------    ----------     ----------
   Net Income                                                    383.6        33.2         350.4             --

Note: NTT's consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP).


[Operating Performance of NTT and Its Major Subsidiaries]

                                                                                                                   (Billions of Yen)
                                        NTT
                                     (Holding                                            NTT
                                      Company)        NTT East        NTT West      Communications       NTT DATA       NTT DoCoMo
                                     (JPN GAAP)      (JPN GAAP)      (JPN GAAP)       (JPN GAAP)        (JPN GAAP)     (U.S. GAAP)
                                       Non-             Non-            Non-             Non-
      Details                       Consolidated    Consolidated    Consolidated     Consolidated      Consolidated    Consolidated
      -------                       ------------    ------------    ------------    --------------     ------------    ------------

   Operating Revenues                    141.5         1,113.7       *1,060.9             535.2             357.3          2,535.9
      Change from previous year           25.7           (58.1)         (42.5)            (40.4)            (21.7)           151.7
      % Change                            22.2%           (5.0%)         (3.9%)            (7.0%)            (5.7%)            6.4%
   Recurring Profit                       73.0            74.0           39.6              68.1              19.4          **584.7
      Change from previous year           40.2            24.6           28.5              (4.7)             (2.9)           (43.3)
   Extraordinary Profits                 189.5              --            4.4                --                --
   Extraordinary Losses                   12.1             3.3            3.5              34.8              12.4
   Net Income                            229.9            40.1           26.4              10.9               3.9            356.4
     Change from previous year           124.6            10.5           12.3              23.2              (8.7)           352.3

* NTT West's "Operating Revenues" include 10.5 billion yen in a subsidy from NTT East to NTT West.
**   NTT DoCoMo's "Recurring Profit" represents its "Income before Income
     Taxes."

[Consolidated Financial Results Forecasts for the Year Ending March 31, 2004]



                                                                                      (Billions of Yen)
         ---------------------------------------------------------------------------------------------
                      NTT (Holding                                NTT                         NTT
                        Company)     NTT East     NTT West   Communications   NTT DATA       DoCoMo
                      ------------ ------------ ------------ -------------- ------------- ------------
                       (JPN GAAP)   (JPN GAAP)   (JPN GAAP)    (JPN GAAP)    (JPN GAAP)    (U.S. GAAP)
         Consolidated     Non-         Non-         Non-          Non-
 Detail  (U.S. GAAP)  Consolidated Consolidated Consolidated  Consolidated  Consolidated  Consolidated
-------- ------------ ------------ ------------ ------------ -------------- ------------- ------------

Operating   11,040.0     266.0       2,230.0      2,142.0       1,099.0         840.0       5,034.0
  Revenues
Change         116.9      43.9        (122.2)       (73.0)        (53.0)          7.9         224.9
  from
  previous
  year
% Change         1.1%     19.8%         (5.2%)       (3.3%)        (4.6%)         0.9%          4.7%
Income       1,412.0     *77.0         *75.0        *60.0         *98.0         *53.0       1,082.0
  before
  Income
  Taxes
Change           7.0      61.5          11.6         15.0         (45.2)          5.7          39.0
  from
  previous
  year
% Change         0.5%    398.9%        18.5%         33.6%        (31.6%)        12.0%          3.7%
Net            582.0     239.0          39.0         34.0          29.0          30.0         621.0
  Income
Change         348.6     157.8          35.9         14.6          15.3           1.5         408.5
  from
  previous
  year
% Change       149.4%    194.6%           --         75.5%        113.1%          5.0%        192.2%



NTT's consolidated operating income on U.S. GAAP basis is estimated at 1,448.0 billion yen.

* "Income before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications, and NTT DATA represent their recurring profits.

Note:
The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, NTT's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT's actual results to differ materially from the projected figures above.

(Reference)

The number of the other consolidated subsidiaries (354 companies) is as follows:
 NTT East Corporation Group (76 companies)
 NTT West Corporation Group (54 companies)
 NTT Communications Group (51 companies)
 NTT DATA Group (41 companies)
 NTT DoCoMo Group (37 companies)
     and
 NTT Facilities Group (11 companies), NTT Urban Development Group (9 companies), NTT Comware Corporation Group (8 companies), NTT Business Associe Group
 (34 companies), and 33 other companies.

[Reference]

Number of Telephone Subscriber Services                                                            (Thousands)
                                                                                  Increase   Percent Increase
          Details                            Sept. 30, 2003  Sept. 30, 2002      (Decrease)     (Decrease)
          -------                            --------------  --------------     ------------ ----------------
    Number of Telephone Subscriber Lines             50,925          50,604            321           0.6%
    Number of ISDN Subscriber Lines                   9,612          10,737         (1,124)        (10.5%)
          Total                                      60,538          61,341           (803)         (1.3%)
    Number of Cellular Telephone Subscribers         45,042          42,162          2,880           6.8%
    Number of i-mode Subscribers                     39,739          34,883          4,856          13.9%
    Number of PHS Telephone Subscribers               1,666           1,829           (163)         (8.9%)
          Total                                      46,708          43,991          2,717           6.2%

 Notes:

1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS Net 1500, and INS-Net 64 Light) is calculated in terms of INS-Net 64.
3. "Number of Cellular Telephone Subscribers" includes "FOMA" subscribers.

Indicators                                                                                         (Employees)
                                                                                  Increase   Percent Increase
          Details                            Sept. 30, 2003  Sept. 30, 2002      (Decrease)     (Decrease)
          -------                            --------------  --------------     ------------ ----------------
Number of Employees                                 221,300         224,600         (3,300)         (1.5%)

Note: The figure for Sept. 30, 2002 includes the number of employees of the companies which became consolidated during the six months ended Sept. 30, 2003.

                                                                                             (Billions of Yen)
                                            Six months ended   Six months ended   Increase   Percent Increase
          Details                            Sept. 30, 2003     Sept. 30, 2002   (Decrease)     (Decrease)
          -------                            --------------     --------------  ------------ ----------------
Capital Investments                                   849.8              959.6      (109.8)        (11.4%)

Note: The figures represent the accrual-based amounts required for acquisition of property, plant, equipment, and intangibles.

                                                                                             (Billions of Yen)
                                                                                  Increase   Percent Increase
          Details                            Sept. 30, 2003  March 31, 2003      (Decrease)     (Decrease)
          -------                            --------------  --------------     ------------ ----------------
Interest-Bearing Debt                               6,415.0         6,690.7         (275.7)         (4.1%)


(reference) The adjustment table of the figures for capital investments


The figures for capital investments are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for "Payments for property, plant and equipment" and "Acquisition of intangible and other assets" in the consolidated statements of cash flows are as follows:

                                                                                                  (Billions of yen)
                                                                   ------------------------------------------------
                                                                      Six months ended             Six months ended
                                                                       Sept. 30, 2003               Sept. 30, 2002
                                                                   --------------------         -------------------
Payments for property, plant and equipment                           850.5 billion yen           960.6 billion yen
Acquisition of intangible and other assets                           163.9 billion yen           136.0 billion yen
Total                                                              1,014.4 billion yen         1,096.6 billion yen
Difference from the total of capital investments                     164.6 billion yen           137.0 billion yen

                                 Nippon Telegraph and Telephone East Corporation
                                                               November 11, 2003

                      Non-Consolidated Statement of Income
              Interim Results for Fiscal Year Ending March 31, 2004
                    (Based on Japanese Accounting Principles)

[Profit and Loss]

                                                         (Unit: Billions of Yen)
                 ---------------------------------------------------------------
                                                                        Percent
                    Six-Months Ended   Six-Months Ended    Increase    Increase
    Details          Sept. 30, 2003     Sept. 30, 2002    (Decrease)  (Decrease)
    -------         ----------------   ----------------   ----------  ----------
Operating Revenues      1,113.7            1,171.8          (58.1)       (5.0%)
Operating Expenses      1,047.9            1,130.9          (82.9)       (7.3%)
Operating Income           65.7               40.9           24.8        60.5%
Non-Operating Income        8.2                8.3           (0.1)       (2.0%)
Recurring Profit           74.0               49.3           24.6        49.9%
Extraordinary Loss          3.3                3.3             --          --
Income Before Taxes        70.6               46.0           24.6        53.5%
Income Taxes               30.4               16.4           14.0        85.5%
Net Income                 40.1               29.5           10.5        35.8%

Notes: 1. Extraordinary loss includes loss from installment payment to cover the cumulative effect of the change in accounting principles for severance indemnities.
       2. Operating expenses for the six-months ended Sept. 30, 2003 include
          10.5 billion yen in a subsidy from NTT East to NTT West.

[Projection for Fiscal Year Ending March 31, 2004]

                                                         (Unit: Billions of Yen)
               -----------------------------------------------------------------

                     Fiscal Year       Fiscal Year                      Percent
                        Ending            Ending         Increase      Increase
    Details         March 31, 2004    March 31, 2003    (Decrease)    (Decrease)
    -------         --------------    --------------    ----------      ----------
Operating Revenues     2,230.0           2,352.2          (122.2)        (5.2%)
Operating Income          66.0              48.3            17.6         36.5%
Recurring Profit          75.0              63.3            11.6         18.5%
Net Income                39.0               3.0            35.9           --

Notes: 1. Projected operating expenses for the fiscal year ending March 31, 2004 include 21.0 billion yen in a subsidy from NTT East to NTT West.
       2. Projected net income figures for the fiscal year ending March 31, 2004 are on a consolidated pretax basis.

[Breakdown of Operating Revenues and Operating Expenses]

 (1) Operating Revenues


                                                                      (Unit: Billions of Yen)
                                             ------------------------------------------------
                                             Six-Months   Six-Months
                                                Ended       Ended                    Percent
                                              Sept. 30,    Sept. 30,   Increase     Increase
              Service                           2003         2002     (Decrease)   (Decrease)
              -------                        ----------   ----------  ----------   ----------
Voice Transmission Services Revenues            758.0        806.7      (48.6)        (6.0%)
  Monthly Charge Revenues*                      470.4        480.1       (9.7)        (2.0%)
  Call Rates Revenues*                          126.5        153.1      (26.6)       (17.4%)
  Interconnection Call Revenues*                105.3        109.7       (4.3)        (3.9%)
IP Services Revenues (Including those            67.0         36.9       30.0         81.4%
 amounts included in Leased Circuit
 Services Revenues before)

Leased Circuit Services Revenues                125.7        155.3      (29.6)       (19.1%)
 (Excluding those amounts included in
 IP Services Revenues before)
Telegram Services Revenues                       15.7         15.6        0.1          0.9%
Other Telecommunications Services Revenues       75.8         78.1       (2.2)        (2.9%)
Related Business Revenues                        71.2         79.0       (7.8)        (9.9%)
                                              -------      -------      ------        ------
         Total                                1,113.7      1,171.8      (58.1)        (5.0%)

* Listed again

Note: Re-listed amounts of Voice Transmission Services Revenues shows the total of telephone revenues and ISDN revenues.

(2)Operating Expenses


                                                                      (Unit: Billions of Yen)
                                             ------------------------------------------------
                                             Six-Months   Six-Months
                                               Ended        Ended                   Percent
                                             Sept. 30,    Sept. 30,    Increase     Increase
           Details                             2003         2002      (Decrease)   (Decrease)
           -------                           ----------   ----------  ----------   ----------
    Personnel                                   117.2        157.3      (40.0)      (25.5%)
    Cost of Supplies                            632.7        634.5       (1.8)       (0.3%)
    Depreciation                                231.5        258.9      (27.3)      (10.6%)
    Retirement of Fixed Assets                   22.9         34.7      (11.8)      (34.0%)
    Miscellaneous Taxes                          43.3         45.1       (1.8)       (4.0%)
                                              -------      -------      -----        -----
    Total                                     1,047.9      1,130.9      (82.9)       (7.3%)

Note: Cost of supplies for the six-months ended Sept. 30, 2003 includes 10.5 billion yen in a subsidy from NTT East to NTT West.

[Assets, Liabilities and Shareholders' Equity]

                                                                                         (Unit: Billions of Yen)
                                        ------------------------------------------------------------------------
                                                                                  Increase     Percent Increase
          Details                       Sept. 30, 2003       March 31, 2003      (Decrease)       (Decrease)
          -------                       --------------       --------------      ----------    -----------------
    Fixed Assets                           3,685.6              3,783.7             (98.0)           (2.6%)
    Current Assets                           597.5                733.8            (136.3)          (18.6%)
  Total Assets                             4,283.2              4,517.6            (234.3)           (5.2%)
    Long-Term Liabilities                  1,846.8              1,894.1             (47.2)           (2.5%)
    Current Liabilities                      560.5                785.0            (224.5)          (28.6%)
  Total Liabilities                        2,407.4              2,679.2            (271.7)          (10.1%)
    Interest-Bearing Liabilities*          1,205.6              1,294.0             (88.3)           (6.8%)
  Shareholders' Equity                     1,875.8              1,838.4              37.4             2.0%
  Total of Liabilities and                 4,283.2              4,517.6            (234.3)           (5.2%)
    Shareholders' Equity

* Listed again


[Cash Flows]

                                                                                       (Unit: Billions of Yen)
                                  ----------------------------------------------------------------------------
                                  Six-Months Ended      Six-Months Ended        Increase      Percent Increase
          Details                  Sept. 30, 2003        Sept. 30, 2002        (Decrease)        (Decrease)
          -------                 ----------------      ----------------        ---------     ----------------
Cash Flows from Operating               205.2                (297.0)              502.2             --
 Activities
Cash Flows from Investing              (200.4)               (155.4)              (44.9)            --
 Activities
Cash Flows from Financing               (91.4)                357.1              (448.5)            --
 Activities
Net Increase (Decrease) in              (86.6)                (95.4)                8.7             --
 Cash and Cash Equivalents
Cash and Cash Equivalents at            220.6                 250.5               (29.9)         (11.9%)
 Beginning of Period
Cash and Cash Equivalents at            133.9                 155.1               (21.1)         (13.7%)
 End of Period

[Reference]

1. Number of Subscriber Lines

                                                      Sept. 30,    Sept. 30,     Increase     Percent Increase
             Details                                    2003         2002       (Decrease)       (Decrease)
             -------                                  ---------    ---------   ----------    ----------------
Number of Telephone Subscriber Lines(1,000)             25,264       25,045         219             0.9%
Number of ISDN Subscriber Lines(1,000)                   5,006        5,607        (601)          (10.7%)
Number of Subscriber Lines                              30,270       30,652        (382)           (1.2%)

Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included.)
       2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

2. Number of IP-related Services Subscribers

                                                      Sept. 30,    Sept. 30,    Increase     Percent Increase
             Details                                    2003         2002      (Decrease)       (Decrease)
             -------                                  ---------    ---------   ----------    ----------------
Number of FLET'S ISDN Subscribers(1,000)                  585          715        (130)           (18.2%)
Number of FLET'S ADSL Subscribers(1,000)                1,912          937         975            104.1%
Number of B-FLET'S Subscribers(1,000)                     247           52         195            376.8%



3. Number of Employees

                                                                                             (Unit: Employees)
                                                     ---------------------------------------------------------
                                                      Sept. 30,    Sept. 30,    Increase     Percent Increase
             Details                                    2003         2002      (Decrease)       (Decrease)
             -------                                  ---------    ---------   ----------    ----------------
Number of Employees                                     15,600       19,750      (4,150)          (21.0%)

4. Capital Expenditures

                                                                                       (Unit: Billions of Yen)
                                                     ---------------------------------------------------------
                                                     Six-Months    Six-Months
                                                       Ended          Ended
                                                      Sep. 30,      Sept. 30,   Increase     Percent Increase
             Details                                    2003          2002     (Decrease)       (Decrease)
             -------                                 ----------    ----------  ----------    ----------------
Capital Expenditures                                    152.6         137.8        14.8             10.8%

                                 Nippon Telegraph and Telephone West Corporation
                                                              November  11, 2003

                      Non-Consolidated Statement of Income
             Interim Results for Fiscal Year Ending March 31, 2004
                   (Based on Japanese Accounting Principles)

[Profit and Loss]

                                                                 (Unit: Billions of Yen)
                    --------------------------------------------------------------------
                    Six-Months Ended    Six-Months Ended    Increase    Percent Increase
       Details       Sept. 30, 2003      Sept. 30, 2002    (Decrease)      (Decrease)
       -------      ----------------    ----------------   ----------   ----------------
Operating Revenues      1,060.9             1,103.4          (42.5)          (3.9%)
Operating Expenses      1,019.8             1,095.7          (75.8)          (6.9%)
Operating Income           41.0                 7.7           33.2          427.9%
Non-Operating Income       (1.4)                3.3           (4.7)            --
Recurring Profit           39.6                11.0           28.5          257.1%
Extraordinary Profit        4.4                 9.6           (5.2)         (54.4%)
Extraordinary Loss          3.5                 3.5             --              --
Income Before Taxes        40.4                17.1           23.2          135.4%
Income Taxes               13.9                 3.0           10.8          352.3%
Net Income                 26.4                14.0           12.3           87.8%

Note: Operating revenues for the six-months ended Sept. 30, 2003 include 10.5 billion yen in a subsidy from NTT East to NTT West.


[Projection for Fiscal Year Ending March 31, 2004]

                                                      (Unit: Billions of Yen)
                                      ---------------------------------------
                                      Operating  Operating  Recurring   Net
              Details                  Revenues   Income      Profit  Income
              -------                 ---------- ---------- --------- -------
Projection for Fiscal Year Ending
 March 31, 2003                        2,142.0      60.0       60.0    34.0

Notes: 1. Projected operating revenues for the fiscal year ending March 31, 2004 include 21.0 billion yen in a subsidy from NTT East to NTT West.

       2. Projected net income figures for the fiscal year ending March 31, 2004 are on a consolidated pretax basis.

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                               (Unit: Billions of Yen)
                                          ------------------------------------------------------------
                                          Six-Months       Six-Months
                                             Ended            Ended                          Percent
                                             Sept.            Sept.          Increase        Increase
               Service                     30, 2003         30, 2002        (Decrease)      (Decrease)
               -------                    ----------       ----------       ----------      ----------
Voice Transmission Services Revenues         738.3            768.1           (29.8)          (3.9%)
   Monthly Charge Revenues*                  453.4            462.5            (9.1)          (2.0%)
   Communications and Usage Fees Revenues*   130.2            154.3           (24.0)         (15.6%)
   Interconnection Communications and        102.9             91.5            11.4           12.5%
   Usage Fees Revenues*
IP Services Revenues (Including those         55.2             29.0            26.2           90.3%
 amounts included in Leased Circuit
 Services Revenues before)
Leased Circuit Services Revenues             101.8            123.7           (21.9)         (17.7%)
 (Excluding those amounts included in IP
 Services Revenues before)
Telegram Services Revenues                    16.1             17.0            (0.8)          (5.0%)
Other Telecommunications Services             81.2             89.9            (8.6)          (9.6%)
 Revenues
Related Business Revenues                     68.0             75.6            (7.6)         (10.1%)
                                           -------          -------           ------         -------
   Total                                   1,060.9          1,103.4           (42.5)          (3.9%)

* Listed again

Notes: 1. Operating revenues(interconnection communications and usage fees revenues) for the six-months ended Sept. 30, 2003 includes 10.5 billion yen in a subsidy from NTT East to NTT West.
       2. Re-listed amounts of Voice Transmission Services Revenues shows the total of telephone revenues and ISDN revenues.

(2) Operating Expenses

                                                                               (Unit: Billions of Yen)
                                          ------------------------------------------------------------
                                          Six-Months       Six-Months
                                             Ended            Ended                          Percent
                                             Sept.            Sept.          Increase        Increase
               Details                     30, 2003         30, 2002        (Decrease)      (Decrease)
               -------                    ----------       ----------       ----------      ----------
Personnel                                    115.1            145.8           (30.7)         (21.1%)
Cost of Supplies                             607.2            623.3           (16.1)          (2.6%)
Depreciation                                 230.2            251.0           (20.7)          (8.3%)
Retirement of Fixed Assets                    20.3             27.6            (7.3)         (26.6%)
Miscellaneous Taxes                           46.8             47.7            (0.9)          (2.0%)
                                           -------          -------           ------         -------
   Total                                   1,019.8          1,095.7           (75.8)          (6.9%)

[Assets, Liabilities and Shareholders' Equity]

                                                                (Unit: Billions of Yen)
                                              -----------------------------------------
                                                                              Percent
                                              Sept. 30, March 31,  Increase   Increase
                Details                         2003      2003    (Decrease) (Decrease)
                -------                       --------- --------- ---------- ----------
  Fixed Assets                                 3,669.9   3,789.1    (119.1)    (3.1%)
  Current Assets                                 623.1     662.9     (39.7)    (6.0%)
Total Assets                                   4,293.0   4,452.0    (158.9)    (3.6%)
  Long-Term Liabilities                        2,041.6   2,215.9    (174.2)    (7.9%)
  Current Liabilities                            741.3     735.2       6.1      0.8%
Total Liabilities                              2,783.0   2,951.1    (168.1)    (5.7%)
  Interest-Bearing Liabilities*                1,528.1   1,559.1     (30.9)    (2.0%)
Shareholders' Equity                           1,510.0   1,500.8       9.2      0.6%
Total of Liabilities and Shareholders' Equity  4,293.0   4,452.0    (158.9)    (3.6%)

* Listed again


[Cash Flows]

                                                       (Unit: Billions of Yen)
                                                       -----------------------
                                                          Six-Months Ended
                      Details                              Sept. 30, 2003
                      -------                          -----------------------
Cash Flows from Operating Activities                            238.7
Cash Flows from Investing Activities                           (211.4)
Cash Flows from Financing Activities                            (49.7)
Cash and Cash Equivalents at Beginning of Period                140.8
Cash and Cash Equivalents at End of Period                      118.3

[Reference]

1. Number of Subscriber Lines

                                                             Increase   Percent Increase
     Details              Sept. 30, 2003   Sept. 30, 2002   (Decrease)    (Decrease)
     -------              --------------   --------------   ----------  ----------------
Number of Telephone
 Subscriber Lines (1,000)    25,661            25,559          102            0.4%

Number of ISDN
 Subscriber Lines (1,000)     4,606             5,130         (523)         (10.2%)

Number of
 Subscriber Lines            30,268            30,689         (422)          (1.4%)

Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included.)
       2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

2. Number of IP-related Services Subscribers

                                                              Increase    Percent Increase
        Details          Sept. 30, 2003    Sept. 30, 2002    (Decrease)      (Decrease)
        -------          --------------    --------------    ----------   ----------------
Number of FLET'S ISDN
 Subscribers(1,000)            542               685            (143)          (20.9%)

Number of FLET'S ADSL
 Subscribers(1,000)          1,523               790             733            92.8%

Number of B-FLET'S
 Subscribers(1,000)            246                19             227            12.7 times

3.Number of Employees

                                                                        (Unit: Employees)
                           --------------------------------------------------------------
                                                              Increase   Percent Increase
      Details              Sept. 30, 2003   Sept. 30, 2002   (Decrease)     (Decrease)
      -------              --------------   --------------   ----------  ----------------
Number of Employees            14,700           15,350         (650)           (4.2%)

4.Capital Expenditures

                                                                    (Unit: Billions of Yen)
                          -----------------------------------------------------------------
                          Six-Months Ended  Six-Months Ended    Increase   Percent Increase
     Details               Sept. 30, 2003    Sept. 30, 2002    (Decrease)     (Decrease)
     -------              ----------------  ----------------   ----------  ----------------
Capital Expenditures           199.0             145.5           53.5          36.8%

                                                               November 11, 2003
                                                  NTT Communications Corporation


                      NON-CONSOLIDATED STATEMENT OF INCOME
                    (Based on Japanese accounting principles)

                                                                                                    Billions of Yen
                                      -----------------------------------------------------------------------------
                                                                                                            %
                                      Six Months Ended     Six Months Ended         Increase            Increase
                                        Sept. 30, 2003      Sept. 30, 2002         (Decrease)          (Decrease)
                                      ----------------     ----------------        ----------          ----------
Operating Revenues                             535.2               575.7             (40.4)              (7.0%)
Operating Expenses                             466.2               500.8             (34.6)              (6.9%)
Operating Income                                69.0                74.8              (5.8)              (7.7%)
Non-Operating Income                            (0.8)               (1.9)              1.0               53.2%
Recurring Profit                                68.1                72.9              (4.7)              (6.6%)
Extraordinary Loss                              34.8                76.7             (41.9)             (54.6%)
Income before Taxes                             33.3                (3.8)             37.1                  --
Income Taxes                                    22.3                 8.4              13.9              164.2%
Net Income                                      10.9               (12.2)             23.2                  --

Notes:
1. Fractions are rounded down.
2. Extraordinary loss: NTT USA Inc.: 34.6 billion yen; Others: 0.1 billion yen


                    PROJECTION FOR YEAR ENDING MARCH 31, 2004
                    (Based on Japanese accounting principles)

                                                                                                    Billions of Yen
                                      -----------------------------------------------------------------------------
                                                                                                            %
                                                                                    Increase            Increase
                                       After Amendment     Before Amendment        (Decrease)          (Decrease)
                                       ---------------     ----------------        ----------          ----------
Operating Revenues                         1,099.0              1,113.0             (14.0)               (1.3%)
Operating Income                             101.0                 94.0               7.0                 7.4%
Recurring Profit                              98.0                 92.0               6.0                 6.5%
Net Income                                    29.0                 53.0             (24.0)              (45.3%)

Note: Fractions are rounded down.

             BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                    (Based on Japanese accounting principles)

                                                                                             Billions of Yen
                                                     -------------------------------------------------------
                                                     Six Months Ended Six Months Ended  Increase  %Increase
                                                      Sept. 30, 2003   Sept. 30, 2002  (Decrease) (Decrease)
                                                     ---------------- ---------------- ---------- ----------
OPERATING REVENUES

Voice Transmission Services                                    245.3            263.5      (18.2)     (6.9%)
    Major Item:
    Telephone Services Revenues                                147.9            155.4       (7.5)     (4.9%)
Data Transmission Services Revenues                            150.5            151.0       (0.4)     (0.3%)
    Major Items:
    Open Computer Network Services Revenues                     60.7             57.5        3.2       5.7%
    IP-Virtual Private Network Services Revenues                27.2             20.2        7.0      35.0%
    Frame-Relay and Cell-Relay Services Revenues                25.6             34.3       (8.7)    (25.4%)
Leased-Circuit Services Revenues                                88.2            107.1      (18.9)    (17.7%)
    Major Items:
    Conventional Leased-Circuit Services Revenues                9.3             11.6       (2.3)    (20.0%)
    High-Speed Digital Circuits Services Revenues               37.6             45.3       (7.7)    (17.0%)
Other Telecommunications Services Revenues                       4.1              2.6        1.5      56.5%
Related-Business Revenues                                       47.0             51.2       (4.2)     (8.3%)
Total                                                          535.2            575.7      (40.4)     (7.0%)


OPERATING EXPENSES

Personnel                                                       43.0             44.2       (1.1)     (2.6%)
Cost of Supplies                                               219.9            224.5       (4.5)     (2.0%)
Depreciation                                                    59.8             64.6       (4.8)     (7.5%)
Retirement of Fixed Assets                                       7.1              5.2        1.8      35.5%
Communication Network Charges                                  130.6            156.3      (25.6)    (16.4%)
Miscellaneous Taxes                                              5.5              5.8       (0.2)     (5.0%)
Total                                                          466.2            500.8      (34.6)     (6.9%)

Reference:
Non-Operating Expenses                                          13.8             14.4       (0.6)     (4.5%)
Major Item:
Financial Expenses                                               7.7              8.0       (0.3)     (3.9%)


Note: Fractions are rounded down.

                                  BALANCE SHEET
                    (Based on Japanese accounting principles)

                                                                             Billions of Yen
                                                  ------------------------------------------
                                                  Sept. 30, March. 31,  Increase  % Increase
                                                     2003     2003     (Decrease) (Decrease)
                                                  --------- ---------- ---------- ----------
ASSETS
Fixed Assets                                       1,285.3    1,311.5      (26.2)     (2.0%)
Current Assets                                       248.0      281.0      (32.9)    (11.7%)
Total Assets                                       1,533.3    1,592.5      (59.1)     (3.7%)

LIABILITIES
Long-Term Liabilities                                923.0      914.9        8.1       0.9%
Current Liabilities                                  255.9      332.2      (76.2)    (23.0%
Total Liabilities                                  1,179.0    1,247.1      (68.1)     (5.5%)
   Major Item:
   Interest-Bearing Liabilities                      912.7      944.5      (31.8)     (3.4%)

SHAREHOLDERS' EQUITY                                 354.3      345.3        8.9       2.6%

TOTAL OF LIABILITIES AND                           1,533.3    1,592.5      (59.1)     (3.7%)
SHAREHOLDERS' EQUITY

Note: Fractions are rounded down.

                                   CASH FLOWS
                    (Based on Japanese accounting principles)

                                                                               Billions of Yen
                                                  --------------------------------------------
                                                  Six Months Ended Six Months Ended  Increase
                                                   Sept. 30, 2003   Sept. 30, 2002  (Decrease)
                                                  ---------------- ---------------- ----------
Cash Flows from Operating Activities                    108.0             82.9         25.0
Cash Flows from Investing Activities                    (67.2)           (90.9)        23.7
Cash Flows from Financing Activities                    (40.1)             7.3        (47.5)
Cash and Cash Equivalents at End of Period               59.4            109.4        (49.9)

Reference
1. Number of Employees
                                                    Increase        % Increase
       Sept. 30, 2003        Sept. 30, 2002        (Decrease)        (Decrease)
      ----------------      ----------------     --------------     -----------
           7,600                 7,550                 50               0.7%

2. Capital Expenditures
                                                               Billions of Yen
      Six Months Ended      Six Months Ended        Increase        % Increase
       Sept. 30, 2003         Sept. 30, 2002       (Decrease)        (Decrease)
      ----------------      ----------------     --------------     -----------
            44.4                  47.2                (2.8)            (6.0%)

3. Management Index

                                                                    % Increase
                             Sept. 30, 2003      Sept. 30, 2002      (Decrease)
                            ----------------     --------------     -----------
      EBITDA margin               25.5                25.2              0.3

Note: EBITDA margin = { Operating Income + (Depreciation + Loss on Retirement)}
                      / Operating Revenues